[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

March 6, 2020

BY HAND AND BY EDGAR

Division of Corporate Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn:	Paul Fischer
Mary Beth Breslin

Re:	NANO-X IMAGING LTD
Amendment to Draft Registration Statement on Form F-1
Submitted February 18, 2020
CIK No. 0001795251

Dear Mr. Fischer and Ms. Breslin:

On behalf of NANO-X IMAGING LTD, a company organized under the laws of the State of Israel (the “Company”), we submit herewith the accompanying changed pages (“Changed Pages”) to the above-referenced Draft Registration Statement (the “Registration Statement”), marked to indicate proposed changes to the Registration Statement in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated February 27, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
March 6, 2020

Collaboration Agreement with Intertrading Australia Ltd., page 88

1.
We note you have entered into a Medical Screening as a Service Agreement with Intertrading Australia Ltd. Please file this agreement as an exhibit to your filing or tell us why you do not believe it is required to be filed. Please refer to Item 601(b)(10) of Regulation S-K. Similarly address the agreement you entered into with USARAD.

Response

The Company respectfully advises the Staff that, while the Company believes that the collaborations with USARAD and The Gateway Group, Ltd., the parent company of Intertrading Australia Ltd. (“Gateway”) are important to the business of the Company, the Non-Exclusive Collaboration Agreement (the “Collaboration Agreement”) and the Medical Screening as a Service Agreement (the “MSaaS Agreement”) were made in the ordinary course of business and the Company is not substantially dependent on either agreement. Since its inception, the Company has been routinely seeking collaboration and similar arrangements with third-party research institutions, technology companies, local operators, integrators, radiologists and third-party payors for the research, development, manufacture and commercialization of its medical imaging technology and medical images devices. Under the terms of the Collaboration Agreement, USARAD agrees to contact medical system operators, to facilitate the closing of commercial agreements between the Company and the medical system operators, and to promote the Nanox.CLOUD services with radiologists for joining the Nanox diagnostics services platform on a best effort basis, and there is no minimal commitment by USARAD. With respect to the MSaaS Agreement, it is part of the Company’s overall strategy to collaborate with strategic regional partners for the deployment, operation and marketing of the Nanox System broadly across the globe. The Company is currently in negotiations with other regional partners and expects to enter into similar agreements for other regions in the near future. Because neither the Collaboration Agreement nor the MSaaS Agreement qualifies under the definition of “material contract” provided under Item 601(b)(10) of Regulation S-K, they are not required to be filed as exhibits to the Registration Statement.

The Company respectfully advises the Staff that it will also update its disclosure on page 88 of the Registration Statement to clarify that the MSaaS Agreement was entered into with Gateway.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
March 6, 2020

Consolidated Financial Statements
Note 1. General, page F-7

2.
You disclose on page F-7 that in November 2019, Nanox PLC transferred to Nanox IL an amount of $7.2 million under the APA. You also disclose on page F-8 that the consideration in the transaction (the “Related Party Liability”) was recorded at the beginning of the earliest period presented against a decrease in shareholders’ equity and a corresponding non-cash investing and financing activity of $10,276 thousand in your statements of cash flow. Please tell us the nature of the consideration for $7.2 million and why the transaction is not retrospectively applied to your 2018 financial statements. Revise the disclosure as necessary.

Response

The Company respectfully advises the Staff that under the terms of the APA, Nanox PLC was also required to transfer to Nanox IL (besides the asset balances that were presented retrospectively) the cash balances of Nanox PLC as of the date of the APA.  As of December 31, 2018, there were no cash balances. To further clarify, all of Nanox PLC’s cash balances as of the date of the APA were derived from the equity financing raised during 2019 which were reflected on the consolidated statement of shareholder's deficit (refer to note 8a). As a result, there was no cash amount that could be reflected retrospectively as part of the related party liability.

The Company respectfully advises the Staff that it will add the following disclosure on pages iii and F-8 (Note 1c 3)) of the Registration Statement:

…..with the exception of the cash consideration that was received by Nanox PLC from its equity financing activities in 2019, and which was recorded in 2019.

Note 10. Related Parties, page F-21

3.
You disclose that during the years ended December 31, 2019 and 2018, the total expenses to Six-Eye were $679 thousand and $1,434 thousand, respectively. You also disclose that the $3,684 thousand of proceeds from investors in 2018 were used to prepay expenses to Six-Eye. Since the account has a zero balance as of December 31, 2019, please tell us what happened to the remaining prepayment of $1,571 thousand (i.e., $3,684 thousand less $679 thousand and $1,434 thousand) and revise the disclosure as necessary.

Response

The Company respectfully advises the Staff that during 2019 Six-Eye not only provided services to the Company under the service agreement, but also paid directly, on behalf of the Company, for services that were provided by third party consultants and other suppliers. These expenses were recorded within the Company’s statement of operations during 2019. This was mainly due to the fact that the Company only raised funds in May and June 2019 and prior to that did not have sufficient funds to pay for these costs. The prepayment balance of $1,694 thousand as of December 31, 2018 was reduced in 2019 due to the following reasons: 1) expenses related to the services provided to the Company by Six-Eye during 2019 in the amount of $679 thousand and 2) costs paid by Six-Eye on behalf of the Company during 2019 in the amount of $1,015 thousand.

The Company respectfully advises the Staff that it will add the following disclosure on page F-21 (Note 10, Related Parties) of the Registration Statement:

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
March 6, 2020

In addition to the services provided by Six-Eye during 2019, Six-Eye also paid directly to third party consultants and suppliers on behalf of the Company in the amount of approximately $1,015 thousand prior to the completion of the Company’s equity financing.

Please direct any questions regarding the Company’s responses or the Changed Pages to me at (212) 735-3416 or andrea.nicolas@skadden.com.

Very truly yours,

/s/ Andrea L. Nicolás, Esq.

Andrea L. Nicolás, Esq.

cc:	Li Xiao
Kate Tillan
Securities and Exchange Commission